SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: +55 (61) 3429-5620

Renata Pantoja
Investor Relations Coordinator
rpantoja@telepart.com.br
Phone: +55 (61) 3429-5616

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
REPORTS THIRD QUARTER 2006 RESULTS

  EBITDA of R$21.3 million or 19.7% of net service revenues in the quarter
  The lowest postpaid churn rate registered in the last 5 years
  Sales share estimated at 27.6% for the 3Q06

Brasília, Brazil, November 13, 2006 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the wireless telecommunications service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its third quarter 2006 results. The Company’s client base totaled 1,273,256 for the quarter. EBITDA reached R$21.3 million in 3Q06, representing 19.7% of net service revenues. Year-to-date, EBITDA reached R$60.1 million, representing 21.6% of net service revenues.

Operation Analysis:

Net additions of 22,689 customers in 3Q06

The Company’s customer base reached 1,273,256 in 3Q06, representing increases of 1.8% and 5.5% when compared to 2Q06 and 3Q05, respectively. Net additions amounted to 22,689 for the quarter.

For the third quarter of 2006, prepaid segment net additions were 30,091, bringing the total prepaid base to 1,032,315 or 81% of the total base. The postpaid base decreased by 7,402 customers, ending the quarter with 240,941 customers or 19% of the total base. This reduction is a result of both the adoption of a more strict policy for acquiring new customers as of April 2006 and dealers’ commissioning.

www.telenorteholding.com.br - 1/13

Churn rate

Blended annualized churn rate increased in 3Q06, reaching 47.9%, due to lower churn rates in the prepaid segment. Postpaid annualized churn rate for 3Q06 was 22.8% lower than the 25.2% registered in the previous quarter, due to the adoption of a more strict policy for acquiring customers as of April 2006 and, also, the improved quality of postpaid clients acquired by the end of 2005 and beginning of 2006. It is important to mention that 3Q06 postpaid churn rate is the lowest registered in the last five years.

Prepaid annualized churn rate increased to 54.0%, against the 48.5% registered in the previous quarter. This increase is associated to the profile of clients acquired by the end of 2005. When compared to the 56.8% registered in the 3Q05, prepaid churn rate was reduced by 2.8 p.p.

Full Billing

As of July 14, 2006, the Company has adopted the “full billing” rule for interconnection charges, according to the new Regulation for Network Usage Fees of SMP Providers issued by Anatel, which established that the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators. Before the adoption of above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (the “bill & keep” regime).

The consequences of the adoption of the full billing rule for Tele Norte Celular are basically (i) the increase of interconnection costs and revenues and (ii) decrease of EBITDA and EBITDA margin. Excluding the impact of the adoption of the “full billing” rule, EBITDA and EBITDA margin would have reached R$25.4 million and 29.7% of net service revenue in 3Q06, respectively.

Operating revenues

Net service revenues totaled R$107.8 million in 3Q06, an increase of R$23.8 million or 28.4% when compared to the previous quarter and of R$9.5 million or 9.7% over 3Q05. These significant increases are related to the adoption of the “full billing” rule, which led to an increase in interconnection revenues.

www.telenorteholding.com.br - 2/13

Excluding the impact of the “full billing” rule, net service revenues would have reached R$85.7 million in 3Q06, R$1.7 million higher than 2Q06 revenues, due to an increase in prepaid service revenues provided by the ME LIGA Promotion (Call Me).

When compared to 3Q05, net service revenues, excluding the impact of the “full billing” rule, was reduced by R$12.6 million, related to lower roaming revenues and, also, higher volume of acquisition and retention promotional discounts, which were partially offset by higher data revenues (VAS), driven by the launch of the SMS message package.

Data revenues (VAS) totaled R$6.6 million in 3Q06, R$0.6 million below the R$7.2 million registered in 2Q06. This reduction is a consequence of the end of the “Seleção do Faustão” promotion developed during the 2Q06. When compared to 3Q05, data revenues (VAS) increased R$2.4 million due to the launch of the SMS message package.

Net equipment revenues totaled R$14.3 million in 3Q06, in line with the R$14.8 million registered in the previous quarter and 48.7% higher than the R$9.6 million recorded in 3Q05 due to lower handset subsidies in the period.

In 3Q06, handset subsidies for client acquisitions were R$2.5 million or R$14.2 per gross addition, higher than the R$1.3 million or R$8.8 per gross addition registered in the previous quarter. This increase was driven by actions to combat competitors. When compared to 3Q05, handset subsidies were reduced by R$2.1 million reflecting lower handset costs.

As a result, total net revenues reached R$122.0 million for the quarter, representing increases of 23.6% and 13.1% when compared to 2Q06 and 3Q05, respectively. Excluding the impact of the “full billing” rule, total net revenues would have reached R$100.0 million, higher than the R$98.7 million registered in 2Q06 but 7.4% lower than the R$107.9 million posted in 3Q05.

Operating costs and expenses

Cost of services for the third quarter of 2006 amounted to R$50.4 million, 96.0% higher when compared to the R$25.7 million registered in the 2Q06 and 112.5% over the R$23.7 million posted in 3Q05. This increase is primarily related to the adoption of the “full billing” rule, which lead to an increase in interconnection costs.

Excluding the impact of the above mentioned rule, cost of services would have been R$24.1 million in 3Q06, R$1.6 million lower than the R$25.7 million recorded in 2Q06, reflecting lower backbone costs. When compared to 3Q05, cost of services, excluding the impact of the “full billing” rule, remained flat.

Selling and marketing expenses for the quarter totaled R$24.5 million, down 7.8% when compared to the R$26.6 million registered in the previous quarter. This decrease is associated to both lower retention subsidies and inventory adjustment according to its market value. When compared to 3Q05, these expenses increased R$0.6 million due to higher dealers’ commission fees.

Customer acquisition cost for the third quarter of 2006 increased to R$130 against R$122 registered in 2Q06. This increase was driven by higher expenses related to subsidies and promotional discounts associated to clients’ acquisition. When compared to the same period of last year, customer acquisition cost decreased R$56 due to lower subsidies and higher sales in the period.

www.telenorteholding.com.br - 3/13

Customer retention cost reached R$16.9 million in the quarter, slightly higher than the R$16.6 million recorded in 2Q06. When compared to 3Q05, customer retention cost increased R$3.0 million due to higher retention discounts.

General and administrative expenses reached R$5.8 million in 3Q06, below the R$8.6 million registered during the previous quarter. This decrease resulted from the re-evaluation of contingency risks related to civil and labor suits. When compared to the R$10.0 million registered in 3Q05, these expenses were reduced by R$4.2 million due to the re-evaluation of contingency risks related to civil and labor suites, lower consulting expenses and lower social action costs related to cultural marketing.

Bad debt in 3Q06 reached R$3.3 million, 24.8% lower than the R$4.4 million registered in the previous quarter. This reduction is associated to both the establishment of more strict rules for client acquisition focused on credit analysis and the stronger efforts for the recovery of past-due billings as of April 2006. When compared to 3Q05, bad debt increased R$0.9 million as a result of the credit profile of clients acquired through 2Q06. As a percentage of net service revenues reached, bad debt reached 3.1% against 5.3% and 2.5% recorded in 2Q06 and 3Q05, respectively. Excluding the impact of the adoption of the “full billing” rule, bad debt would have reached 3.9% of net service revenues in the quarter.

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) for 3Q06 totaled 228, representing an 7.9% increase when compared to the 211 registered in the previous quarter, due to the larger number of promotional minutes offered to client retention.

Postpaid ARPU (average revenue per user) reached R$84.9 for the quarter, representing increases of R$12.1 when compared to the R$72.8 registered in 2Q06 and R$12,0 when compared to the R$72.9 recorded in 3Q05, as a consequence of the adoption of the full billing rule.

Excluding the impact of the above mentioned rule, postpaid ARPU would have reached R$71.8 in 3Q06, a reduction of R$1.0 when compared to 2Q06 driven by a higher volume of discounts and lower interconnection revenues. When compared to 3Q05, postpaid ARPU, excluding the impact of the “full billing” rule, decreased R$1.2, reflecting lower interconnection revenues.

www.telenorteholding.com.br - 4/13

For the third quarter of 2006, prepaid MOU reached 40, representing a 27.9% increase when compared to the 31 reported in the previous quarter, driven by a larger number of promotional minutes related to the ME LIGA promotion (Call Me Promotion).

Prepaid ARPU reached R$14.1 in 3Q06, representing an increase of R$5.0 when compared to the R$9.1 registered in the previous quarter and of R$5.1 when compared to the R$9.0 recorded in 3Q05, reflecting the adoption of the “full billing” rule.

Excluding the impact of the above mentioned rule, prepaid ARPU would have reached R$10.0 in the 3Q06, representing a R$0.9 increase over 2Q06, as a result of higher outgoing traffic revenues related to the ME LIGA promotion (Call Me Promotion). Compared to 3Q05, prepaid ARPU would have increased R$1.0, driven by a reduced volume of promotional minutes related to client acquisition offered in the period.

As a result, total minutes of use reached 76 and blended ARPU reached R$27.9 in 3Q06, up R$6.0 and R$4.4 when compared to the R$21.9 and R$23.5 recorded in 2Q06 and 3Q05, respectively.

Excluding the impact of the “full billing” rule, blended ARPU would have reached R$22.0 in 3Q06, in line with the previous quarter and lower than the R$23.5 recorded in 3Q05, driven by the increase in the Company’s prepaid customer base.

Market share estimated at 23.5% in 3Q06

Market share was estimated at 23.5%, in line with the registered in the previous quarter and down 3.5 p.p. when compared to the 27.0% recorded in 3Q05.

Gross sales share in 3Q06 was estimated at 27.6%, representing increases of 1.4 p.p. and 7.1 p.p. when compared to 2Q06 and 3Q05, respectively.

EBITDA of R$21.3 million for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) for the third quarter of 2006 reached R$21.3 million and 19.7% of net service revenues, respectively. Excluding the impact of the adoption of the “full billing” rule, EBITDA and EBITDA margin would have reached R$25.4 million and 29.7% of net service revenue, respectively. Year-to-date, EBITDA reached R$60.1 million, representing 21.6% of net service revenues.

www.telenorteholding.com.br - 5/13

Depreciation and amortization

In 3Q06, depreciation and amortization totaled R$27.5 million, in line with previous quarter and 3.7% down when compared to 3Q05. Year-to-date, depreciation and amortization totaled R$83.4 million.

Net financial expense of R$12.6 million

	R$ million
	2Q06	3Q06
Interest Expense (a)	(14.6)	(12.9)
Interest Income (b)	2.8	2.1
Foreign Exchange Gain (Loss) (c)	0.9	(1.8)

Net Financial Income (Expense)	(10.9)	(12.6)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on financial transactions; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ million
	2Q06	3Q06
Expense related to debt denominated in foreign currency	(4.1)	(7.1)
Gain (loss) on hedging operations	(7.7)	(4.0)

Sub-total	(11.8)	(11.1)
Expense related to debt denominated in Reais	0.0	(1.3)

Financial expense (debt related)	(11.8)	(12.4)
Net financial expense (not related to debt)*	(0.3)	(1.3)

Sub-total	(12.1)	(13.7)
Interest income – cash investing activities	1.2	1.1

Net Financial Income (Expense)	(10.9)	(12.6)
* Net financial expenses not related to debt are primarily associated with taxes such as CPMF and IOF.

www.telenorteholding.com.br - 6/13

Net loss of R$9.8 million for the quarter

Net result for 3Q06 was negative at R$9.8 million or R$1.465 per ADS (R$0.029 per thousand shares). Year-to-date, net loss totaled R$26.9 million.

Total debt of R$269.3 million

Total debt was R$269.3 million, 100.0% of which were denominated in US Dollars. As of September 30, 2006, 55% of the Company’s total debt was hedged.

Net debt of R$259.0 million

As of September 30, 2006, the Company’s indebtedness was partially offset by cash and cash equivalents (R$43.4 million) but was impacted by accounts payable from hedging operations (R$33.1 million), resulting in net debt of R$259.0 million.

Investments totaled R$5.6 million

During 3Q06, Tele Norte Celular’s capital expenditures were R$5.6 million. Year-to-date, CAPEX reached R$23.5 million. The breakdown of such investments is the following:

CAPEX BREAKDOWN

CAPEX (R$ million)	3Q05	4Q05	1Q06	2Q06	3Q06	2006
Network	5.8	33.0	7.5	7.1	4.0	18.6
IS/IT	1.0	4.3	0.8	0.9	1.2	2.9
Others	0.2	0.4	0.1	1.5	0.4	2.0
T O T A L	7.0	37.7	8.4	9.5	5.6	23.5

www.telenorteholding.com.br - 7/13

Debt payment schedule

Year	R$ million	% denominated in US$
2006	86.7	100.0%
2007	51.3	100.0%
2008	19.6	100.0%
2009	100.5	100.0%
2010	11.2	100.0%

Free cash flow

Free cash flow for the quarter reached R$19.1 million, compared to the R$2.7 million registered in the previous quarter. This increase is mainly related to working capital variation, as a result of supplier payments. When compared to 3Q05, free cash flow was down 12.0% primarily due to a lower EBITDA in the period. Year-to-date, free cash flow totaled R$35.5 million.

Financial ratios

Ratios	3Q05	4Q05	1Q06	2Q06	3Q06
Net Debt/EBITDA (1)	2.37	1.78	2.20	2.42	2.71
Net Debt/Total Assets	32%	31%	36%	39%	39%
Interest Coverage Ratio (1)	4.7	6.1	4.9	5.2	4.3
Current Liquidity Ratio	1.0	0.8	0.6	0.6	0.7
(1) Last twelve months.

Subsequent Event

In the Extraordinary Shareholders’ Meeting of our controlled company, Amazônia Celular, held on September 28, 2006, shareholders resolved to dismiss certain members of its Board of Directors. As of October 6, 2006, the Board of Directors of the controlled company unanimously resolved to dismiss the Board of Executive Officers and elect Mr. André Mastrobuono as Chief Executive Officer (CEO), Mr. Oscar Thompson, as Chief Operations Officer (COO), accumulating functions of Chief Financial Officer (CFO) and Head of Investor Relations, and Mr. Marcus Roger Meireles Martins da Costa, as Chief Technical Officer. The new members of the controlled company’s board of executive officers took office on October 6, 2006, in charge of managing the Company’s social business as of that date. Mr. Oscar Thompson and Mr. Marcus Roger Meireles Martins da Costa remain as Chief Executive Officer (CEO) and Human Resources Officer, respectively, of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

Outlook

For the 4Q06, Telemig Celular expects to maintain its gross sales share in approximately 27%. Net additions should remain concentrated on the prepaid segment. Blended ARPU is expected to continue fairly stable. Bad debt should reach approximately R$3 million in 4Q06.

*******************

www.telenorteholding.com.br - 8/13

For additional information please contact:

Tele Norte Celular Participações S.A.
Investor Relations Department
Oscar Thompson / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5620/5616/ 5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telenorteholding.com.br - 9/13

OPERATIONAL DATA

	2005		2006				Var. %

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD	(3Q06/2Q06)

Licensed Pops (in millions)	16.7	16.7	16.7	17.6	17.6	17.6	0.0%

Clients	1,207,103	1,223,041	1,233,115	1,250,567	1,273,256	1,273,256	1.8%
Postpaid	270,832	257,155	251,892	248,343	240,941	240,941	-3.0%
Prepaid	936,271	965,886	981,223	1,002,224	1,032,315	1,032,315	3.0%

MOU Incoming							0.0%
Postpaid	85	92	90	82	82	85	0.0%
Prepaid	21	22	20	22	25	22	15.1%
MOU Outgoing							0.0%
Postpaid	110	117	114	129	146	130	13.0%
Prepaid	8	8	8	9	15	11	57.9%

Total Outgoing Traffic (Million of Minutes)	113.2	114.6	109.0	124.1	152.0	385.1	22.4%
Total Incoming Traffic (Million of Minutes)	130.3	133.5	128.2	126.3	136.9	391.3	8.4%

Average Revenue per User - ARPU (R$)	23.5	24.5	22.3	21.9	27.9	24.1	27.2%
Postpaid	72.9	77.3	74.7	72.8	84.9	77.4	16.6%
Prepaid	9.0	9.7	8.7	9.1	14.1	10.7	54.7%

Service Revenues (R$ millions)							0.0%
Monthly Fee	20,789	19,837	18,921	19,631	20,675	59,227	5.3%
Outgoing Traffic	41,589	39,115	35,482	34,554	34,470	104,506	-0.2%
Incoming Traffic	29,984	28,947	27,689	27,416	50,310	105,415	83.5%
Other	5,922	6,999	4,572	2,365	2,317	9,254	-2.1%

TOTAL	98,284	94,897	86,664	83,966	107,772	278,402	28.4%

Data Revenues (% of net serv. revenues)	4.3%	4.9%	6.9%	8.6%	6.1%	7.1%	-2.5 p.p.

Cost of Services (R$ millions)
Leased lines	6,537	9,130	8,897	10,057	9,416	28,370	-6.4%
Interconnection	3,300	5,378	2,830	3,300	29,189	35,318	784.6%
Rent and network maintenance	6,129	6,840	6,102	4,814	5,050	15,966	4.9%
FISTEL and other taxes	4,109	5,522	5,434	5,583	5,830	16,847	4.4%
Other	3,637	3,669	2,069	1,952	901	4,922	-53.8%

TOTAL	23,712	30,540	25,332	25,705	50,386	101,423	96.0%

Churn - Annualized Rate	49.6%	46.7%	41.7%	43.8%	47.9%	44.5%	4.1 p.p.
Postpaid	25.2%	25.4%	25.0%	25.2%	22.8%	24.3%	-2.4 p.p.
Prepaid	56.8%	52.7%	46.1%	48.5%	54.0%	49.6%	5.5 p.p

Cost of Acquisition (R$)	186	114	149	122	130	133	7.0%
Retention Costs (% of net serv. revenues)	14.1%	13.4%	18.3%	19.8%	15.7%	17.8%	-4.1 p.p
CAPEX (R$ millions)	7.0	37.7	8.4	9.5	5.6	23.5	-41.5%

Number of locations served	210	210	211	213	214	214	0.5%
Number of cell sites	723	715	703	692	681	681	-1.6%
Number of switches	12	13	13	13	13	13	0.0%

Headcount	864	891	886	863	829	829	-3.9%
Market Share	27%	26%	24%	24%	24%	24%	0 p.p.

www.telenorteholding.com.br - 10/13

INCOME STATEMENT (BR GAAP)

						(in R$ 000)

	2005		2006				Var. %

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD	(3Q06/2Q06)

Service Revenues - GROSS	136,657	131,476	124,515	133,766	179,776	438,057	34.4%
Equipment Revenues - GROSS	13,353	14,809	16,144	20,908	20,395	57,447	0.0%

Total Revenues - GROSS	150,010	146,285	140,659	154,674	200,171	495,504	29.4%
Taxes	(42,127)	(40,922)	(42,768)	(55,957)	(78,124)	(176,849)	39.6%

Service Revenues - NET	98,284	94,897	86,664	83,966	107,772	278,402	28.4%
Equipment Revenues - NET	9,599	10,466	11,227	14,751	14,275	40,253	-3.2%

Total Revenues - NET	107,883	105,363	97,891	98,717	122,047	318,655	23.6%

Cost of Services	23,712	30,540	25,332	25,705	50,386	101,423	96.0%
Cost of Equipment	14,217	12,801	13,163	16,100	16,726	45,989	3.9%
Selling & Marketing Expenses	23,948	24,744	28,259	26,585	24,510	79,354	-7.8%
Bad Debt Expense	2,434	2,360	3,127	4,415	3,318	10,860	-24.8%
General & Administrative Expenses	9,977	10,867	9,112	8,599	5,824	23,535	-32.3%
Other operating expense (income)	(61)	(11,393)	-	(2,626)	-	(2,626)	-100.0%

EBITDA	33,656	35,444	18,898	19,939	21,283	60,120	6.7%
%	34.2%	37.3%	21.8%	23.7%	19.7%	21.6%	-4.0 p.p.

Depreciation & Amortization	28,574	28,735	27,930	27,976	27,522	83,428	-1.6%
Interest Expense	27,075	6,238	29,786	14,615	12,880	57,281	-11.9%
Interest Income	(4,521)	(4,941)	(3,922)	(2,741)	(2,125)	(8,788)	-22.5%
Foreign Exchange Loss (Gain)	(15,171)	13,339	(17,978)	(933)	1,827	(17,084)	-295.8%
Others	1,453	(3,158)	91	(10)	386	467	-3960.0%
Income Taxes	(2,996)	35,548	(6,589)	(7,103)	(6,259)	(19,951)	-11.9%
Minority Interests	(46)	(835)	(2,367)	(2,852)	(3,129)	(8,348)	9.7%

Net Income (loss)	(712)	(39,482)	(8,053)	(9,013)	(9,819)	(26,885)	8.9%

Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	(0.002)	(0.118)	(0.024)	(0.027)	(0.029)	(0.080)	8.9%
Earnings per ADS (R$)	(0.106)	(5.891)	(1.202)	(1.345)	(1.465)	(4.012)	8.9%

(1) Interest paid: 3Q05 - R$6,223 thousand; 4Q05 - R$3,777 thousand; 1Q06 - R$6,096 thousand; 2Q06 - R$4,794 thousand; and, 3Q06 - R$7,312 thousand.

www.telenorteholding.com.br - 11/13

BALANCE SHEET (BR GAAP)

(in R$ 000)

	3Q06	2Q06		3Q06	2Q06

Current Assets			Current Liabilities
Cash & cash equivalents	43,396	35,778	Loans & Financing	131,284	88,958
Accounts Receivable	99,273	96,154	Loan Interest	5,814	6,436
Taxes Receivable	21,327	23,062	Suppliers	113,662	118,052
Other Assets	26,571	30,354	Taxes Payable	5,105	4,961

	190,567	185,348	Dividends	829	832
			Other Current Liabilities	27,129	66,907

				283,823	286,146
Long-term Assets	111,288	105,380
			Loans & Financing	138,013	137,385
Deferred Assets	-	-
			Other Long-term Liabilities	41,175	38,924
Plant & Equipment
Cost	973,560	973,413	Minority Interest	47,458	50,587
Accum Depreciation	(612,684)	(589,017)

	360,876	384,396	Shareholders' Equity	152,262	162,081

	662,731	675,123		662,731	675,123

CASH FLOW (BR GAAP)

		(in R$ 000)

	3Q06	YTD

Operating Activities:
Net income	(9,819)	(26,885)
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
Depreciation and amortization	27,522	83,428
Monetary variation and foreign exchange loss (principal)	10,546	(7,970)
Unrealized income on hedging operations	(5,640)	22,099
Deferred income taxes and social charges	(6,258)	(20,095)
Minority interest	(3,129)	(8,348)
Other	(1,933)	(1,483)
Changes in operating assets and liabilities	(32,931)	(67,714)

Net cash provided by operating activities	(21,642)	(26,968)

Investing Activities:
Proceeds from sale of property, plant and equipment	2,412	2,447
Investment Acquisitions	(5,557)	(23,502)

Net cash used in investing activities	(3,145)	(21,055)

Financing Activities:
New loans	72,593	81,422
Amortization of loans	(40,185)	(52,493)
Payment of dividends and interest on capital	(3)	(3,162)

Net cash used in financing activities	32,405	25,767

Net increase (decrease) in cash and cash equivalents	7,618	(22,256)

Cash and cash equivalents, beginning of the period	35,778	65,652

Cash and cash equivalents, end of the period	43,396	43,396

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GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

Sum of customers at the beginning and the end of the month
2

b) Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activation in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

     Working Capital Variation = ( Δ Current Assets – Δ Cash & Cash Equivalents ) –
( Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations